                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*


                        Dallas Semiconductor Corporation
                                (NAME OF ISSUER)

                          Common Stock, $.02 par value
                         (TITLE OF CLASS OF SECURITIES)

                                  000235204104
                                 (CUSIP NUMBER)

                                Timothy A. Mack
                            3200 - 2001 Bryan Tower
                              Dallas, Texas  75201
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               February 15, 1995
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D

CUSIP NO.  000235204104                                        PAGE 2 OF 5 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Charles Vincent Prothro
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      Not Applicable
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

                                     2,454,434 shares, including 1,833,334
                                     shares which may be purchased upon the
                                     exercise of options.  See Item 5 herein
          NUMBER OF                  for a more detailed discussion of these
                                     options.
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  2,454,434 shares, including 1,833,334
                                     shares which may be purchased upon the
           PERSON                    exercise of options.  See Item 5 herein
                                     for a more detailed discussion of these
           WITH                      options.
                               ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER


                                     0
                               ------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,454,434 shares, including 1,833,334 shares which may be purchased upon the exercise of options. See Item 5 herein for a more detailed discussion of these options.
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      9.7
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

         The title and class of equity securities to which this statement relates is the Common Stock, $.02 par value per share (the "Stock"), of Dallas Semiconductor Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 4401 South Beltwood Parkway, Dallas, Texas 75244-3292.

Item 2.  Identity and Background.

         (a) - (c)        This statement is filed by Charles Vincent Prothro,
an individual. Mr. Prothro is the Chairman of the Board, President and Chief Executive Officer and a director of the Issuer. Mr. Prothro's principal business address is 4401 South Beltwood Parkway, Dallas, Texas 75244-3292. The filing of this statement shall not be deemed to be an admission that Mr. Prothro is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of any securities covered by this statement.

         In his initial statement and the first three amendments filed thereafter, Mr. Prothro was joined by Southwest Enterprise Associates, Limited Partnership ("SEA"), of which Mr. Prothro is a general partner. After effecting certain distributions of the Stock previously owned by SEA to its partners (which were the subject of various previous amendment filings), SEA's beneficial ownership of the Stock was reduced to less than 5%. Accordingly, SEA does not join in this filing.

         (d)-(e)

         Mr. Prothro has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)     Mr. Prothro is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         This statement is being filed in order to disclose the distribution on February 15, 1995, by SEA to its partners of an aggregate of 197,936 shares of Stock, including a distribution of 26,972 shares to Mr. Prothro. In Mr. Prothro's most recent amendment filing, SEA was inadvertently shown as owning 197,969 shares of Stock; however, the distribution by SEA of 197,936 shares which is the subject matter of this filing, represents the distribution of all remaining shares of Stock owned by SEA. No consideration was received by SEA or Mr. Prothro in connection with the distribution, which was effected in accordance with the Agreement of Limited Partnership of SEA. All shares previously owned by SEA were reported, in prior statements, as being beneficially owned by Mr. Prothro.

Item 4.  Purpose of Transaction.

         This statement relates to a material change in Mr. Prothro's beneficial ownership of the Stock resulting from the SEA distribution.

         Depending on market conditions, his continuing evaluation of the business of the Issuer and other factors, Mr. Prothro may acquire additional shares of Stock in the open market. Any such transaction





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would effect Mr. Prothro's beneficial ownership of the Stock.  Mr. Prothro has no present plans which relate to or which would result in any of the following:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer, or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws of instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j)     Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a)-(b)

         As of February 15, 1995, Mr. Prothro may be deemed to beneficially own an aggregate of 2,454,434 shares of Stock, or 9.7% of the total outstanding shares of Stock. The total 2,454,434 shares consists of: (i) 621,100 shares owned directly by Mr. Prothro for which Mr. Prothro has sole voting and disposition powers and as to which Mr. Prothro expressly disclaims beneficial ownership with respect to an aggregate 41,966 shares held for the benefit of his adult children; and (ii) 1,833,334 shares which may be acquired upon the exercise of options. An option covering 1,000,000 of such shares, which was granted on July 9, 1993 and approved by the Issuer's stockholders on April 26, 1994, is exercisable for 25% of the aggregate number of shares covered thereby at the end of the first year of the term of the option. Thereafter, such option is exercisable for an additional 6.25% of the aggregate number of shares covered thereby beginning with each calendar quarter during the term of the option; provided that the option becomes immediately exercisable in full upon certain events constituting a change of control of the Issuer.

         The options covering the additional 833,334 shares, were partially exercisable or subject to a right of repurchase by the Issuer of the unvested portion thereof prior to October 19, 1992, but became fully exercisable and fully vested as of such date. The exercise price of each option is equal to the fair market





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value of the Stock on the date of grant.  This filing is not to be deemed as an admission by Mr. Prothro that he is the beneficial owner of any shares covered by options to the extent that they may not be exercised within sixty days.

         (c) Except for the SEA distribution, Mr. Prothro has not effected any transaction in the Stock during the last 60 days. Mr. Prothro has, since the date of his last amendment of Schedule 13D, effected or been involved in certain immaterial transactions involving the Stock, including gifts of an aggregate of 1,685 shares of Stock previously owned by Mr. Prothro.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares of the Stock beneficially owned by Mr. Prothro.

         (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as set forth in this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Prothro and any other person with respect to the transfer or voting of any of the Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 -      Agreement of Limited Partnership of Southwest
                          Enterprise Associates, Limited Partnership dated
                          August 28, 1983 (Filed as Exhibit 2 to the original
                          Schedule 13D of the Reporting Persons filed on November 16, 1987, and incorporated herein by reference).

         Exhibit 2 -      Amendment of Agreement of Limited Partnership of
                          Southwest Enterprise Associates, Limited Partnership, dated as of January 1, 1989 (Filed as Exhibit 3 to
                          Amendment No. 1 of the Schedule 13D of the Reporting
                          Persons filed on August 15, 1992, and incorporated herein by reference).

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 28, 1995


                                                  /s/ C. V. Prothro
                                                  C. V. Prothro





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